Exhibit 99.1

For immediate release
FAIRMONT HOTELS & RESORTS INC.
REPORTS FIRST QUARTER 2005 RESULTS
- Comparable Hotel RevPAR Increases 10% -

TORONTO, May 3, 2005 – Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its unaudited financial results for the first quarter ended March 31, 2005. These financial results have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in U.S. dollars.

“We are benefiting from robust industry fundamentals. Our first quarter earnings before interest, taxes and amortization of $22.2 million was in line with our expectations,” said William R. Fatt, FHR’s Chief Executive Officer. “It is important to note that our first quarter results are not indicative of the results that may be expected for the full year due to the seasonality associated with our portfolio. Additionally, the comparability of our 2005 results, specifically, our hotel ownership operations are affected by the two hotels we disposed of in 2004. Our quarterly and annual earnings will continue to fluctuate as we execute our strategy of disposing of stabilized assets while retaining the long-term management contracts.”

Revenues (In millions of U.S. dollars)	Three months ended March 31
	2005	2004
Revenues	$179.3	$177.1
Less: amounts attributable to hotels sold in 2004	-	(24.3)
Revenues adjusted for hotels sold	$179.3	$152.8

Basic loss per share	Three months ended March 31
	2005	2004
Basic loss per share	$(0.05)	$(0.01)
Less: amounts attributable to hotels sold in 2004	-	(0.05)
Basic loss per share adjusted for hotels sold	$(0.05)	$(0.06)

“We are especially pleased with the results of our comparable U.S. and International owned portfolio, which experienced RevPAR improvement of 12.0%. Our significant exposure to the leisure segment of the business allows us to benefit from the ongoing strength in travel demand in the U.S., particularly for luxury hotels,” said Mr. Fatt.

First Quarter Ownership Operations

First quarter revenues from hotel ownership were $148.7 million, compared to $155.4 million in the prior year. Excluding the two hotels sold in 2004 and The Fairmont Southampton, which was closed for hurricane repairs during the first quarter of 2004, consolidated hotel ownership revenues were up 9.0% and U.S. and International owned hotel revenues improved 8.3%. The Fairmont Copley Plaza Boston and The Fairmont Orchid, Hawaii contributed most significantly to this improvement with revenue growth of approximately 30% and 16%, respectively. Operating results for the Canadian owned hotels were impacted by the 7% appreciation of the Canadian dollar when compared to the first quarter of 2004. Revenues for this geographic segment were up 10.4%, with the appreciation of the Canadian dollar accounting for approximately two-thirds of this growth. The balance of the improvement was primarily driven by The Fairmont Chateau Lake Louise, which enjoyed revenue growth of approximately 20%, largely as a result of the resort’s additional guestrooms.

EBITDA from hotel ownership was $26.9 million compared to $35.2 million for the same period in 2004. Excluding the two hotels sold and The Fairmont Southampton, EBITDA increased 8.7% to $31.1 million. Improvements in EBITDA were driven primarily by the performance of the U.S. and International owned hotels as well as a $1.5 million increase in income from equity investments (excluding Legacy). These improvements were offset by EBITDA declines at the Canadian owned properties. Excluding the two hotels sold and The Fairmont Southampton, hotel ownership EBITDA margin of 21.9% was unchanged when compared to the same period in 2004.

Revenue per available room(2) (“RevPAR”) for the comparable owned portfolio increased 10.1% in the first quarter, driven primarily by a 6.9% increase in average daily rate (“ADR”). The U.S. and International owned comparable portfolio enjoyed considerable leisure demand, which drove both ADR and occupancy and resulted in a robust 12.0% RevPAR improvement. Canadian owned hotels generated both RevPAR and ADR improvements of 7.8%, with occupancy flat compared to last year. Adjusting for the foreign exchange impact, RevPAR for the Canadian portfolio was relatively unchanged. Rooms revenue typically represents approximately 50%-60% of total revenues for our owned hotels.

FHR’s investment in Legacy generated an equity loss of $7.0 million, compared to an equity loss of $7.3 million in the same period last year.

Real estate activities in the first quarter produced revenues of $7.5 million and a $1.1 million contribution to EBITDA. This was generated primarily by Fairmont Heritage Place (“FHP”), FHR’s vacation ownership business. During the quarter, construction was completed on the second phase of FHP Acapulco. These units were 100% pre-sold and as such, the majority of the related revenues and expenses were recognized in the quarter. Real estate activities for the same period in 2004 generated $3.3 million in revenues and a $0.1 million loss to EBITDA.

First Quarter Management Operations

Fairmont
Revenues under management of $434 million increased 16.0% over 2004. The addition of The Savoy, A Fairmont Hotel, The Fairmont Monte Carlo, the reopening of The Fairmont Southampton and improved operating results at the U.S. and International hotels, in particular The Fairmont Dubai, all contributed to this increase. Management fee revenues were up 18.4% to $14.8 million, commensurate with the increase in revenues under management.

For the Fairmont comparable managed portfolio, RevPAR increased 9.8% to $120.47. RevPAR for the U.S. and International portfolio showed solid improvement up 10.5%, resulting from a 7.9% increase in ADR combined with an occupancy gain of 1.6 points. The Canadian comparable portfolio reported an 8.9% RevPAR improvement, driven primarily by an increase in ADR of 11.9% while occupancy was down 1.6 points. Adjusting for the foreign exchange impact, RevPAR for the Canadian portfolio was virtually unchanged compared to 2004.

Delta
In the first quarter, Delta’s revenues under management increased 5.2% to $84 million, primarily due to the appreciation of the Canadian dollar. Management fee revenues of $2.7 million were up 8.0% compared to the same period in 2004. During the quarter, RevPAR increased 9.9% resulting from an 8.7% ADR increase and a 0.6 point improvement in occupancy. Adjusting for the foreign exchange impact, RevPAR was up approximately 1.3%.

First Quarter Consolidated Results

First quarter 2005 consolidated EBITDA was $22.2 million compared to $34.1 million for the same period in 2004. Excluding the two hotels sold in 2004 and The Fairmont Southampton, EBITDA decreased $1.1 million or 4.0%, largely as a result of increased general and administrative expenses.

General and administrative expenses for the quarter were $10.6 million compared to $3.7 million for the same period in 2004. First quarter 2005 general and administrative expenses include a $2.5 million charge relating to stock appreciation rights granted to certain former Canadian Pacific Limited employees prior to the 2001 reorganization that continue to be an obligation of FHR. The remainder of the increase relates to higher development and long-term incentive compensation costs of $2.3 million and $0.7 million related to the appreciation of the Canadian dollar, as the majority of these expenses are denominated in Canadian dollars.

Income tax expense for the quarter was $2.5 million versus $5.2 million in 2004. In the first quarter, our international hotels in non-taxable jurisdictions typically generate losses and our equity investments usually produce non-taxable losses. Adjusting for these factors, our effective tax rate would be more in line with the expected full-year tax rate of 30%.

FHR’s first quarter 2005 net loss was $4.0 million (basic loss per share of $0.05), compared to the prior year’s loss of $0.6 million (basic loss per share of $0.01). Adjusting 2004 first quarter results for the impact of the two hotels sold in 2004, basic loss per share would have been $0.06.

Capital Expenditures

Capital expenditures for the quarter totaled $26.6 million. The Company expects its 2005 hotel related capital budget to be in the range of approximately $55 - $65 million. The majority of the capital budget is expected to be spent on maintenance projects.

Announcements and Corporate Activities

On April 20, FHR announced that it has entered into an agreement to manage the 444-room Sutton Place Hotel in Newport Beach, California. Sunstone Hotel Investors, Inc. is currently under contract to purchase the property with closing currently scheduled for early June. The property is expected to undergo a major renovation of its guestrooms and public areas, after which it will be rebranded “The Fairmont Newport Beach”.

During the quarter, FHP assumed management of the Franz Klammer Lodge in Telluride, Colorado. This 63-residence, ski-in, ski-out property is located in Telluride’s exclusive Mountain Village, and was rebranded “Fairmont Heritage Place Franz Klammer Lodge” on February 15.

FHR announced on January 19, that it has assumed management of The Savoy Hotel, one of London’s most-recognized luxury hotel properties. The hotel is now known as “The Savoy, A Fairmont Hotel”.

During the quarter, FHR repurchased 1.0 million shares under its normal course issuer bid at a total cost of $32.8 million. Approximately 5.7 million shares remain available for repurchase under the Company’s existing normal course issuer bid authorization.

Outlook

“We expect our U.S. and International hotels to continue benefiting from strong industry fundamentals in the U.S. and that improving industry fundamentals in Canada will enhance year-over-year growth for our Canadian portfolio,” commented Mr. Fatt.

“We are satisfied with our expectations for the year which assumes significant growth over last year for our comparable owned hotels,” continued Mr. Fatt, “For our busy summer season, we are encouraged by early signs that a number of our segments look strong compared to last year while we continue to be cautious about U.S. leisure transient travel to Canada. However, we will have a better indication of this segment’s demand levels later in the spring.”

2005 full-year EBITDA guidance is unchanged and expected to be in the range of $185 - $195 million. Expected ranges for net income and diluted earnings per share have been adjusted upwards to $62 - $69 million and $0.84 - $0.93 respectively, to reflect lower amortization expense expectations. The 2005 guidance does not include any real estate gains. FHR has provided its 2005 portfolio seasonality information under “Supplementary Financial and Operating Information” (See below).

“The growth of the Fairmont brand remains a key focus for the Company as we aim to increase the distribution of the brand and further raise the exposure of our existing portfolio,” noted Mr. Fatt.

FHR will be holding its Annual General Meeting today at 10:00 a.m. Eastern Time at The Fairmont Royal York in Toronto.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 82 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 45 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

FHR will hold a conference call today, May 3, at 1:30 p.m. Eastern Time to discuss its results. To participate, please dial 416.405.9328 or 1.800.387.6216. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on May 3, 2005 through to May 10, 2005 by dialing 416.695.5800 or 1.800.408.3053 using the reservation #3147803. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR's website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “guidance”, “aim” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. These risks are further described in Fairmont Hotels & Resorts Inc. filings with the securities regulators. FHR disclaims any responsibility to update any such forward-looking statements.

1.
EBITDA is defined as earnings before interest, taxes and amortization. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of our business segments. It is also used by investors, analysts and our lenders as a measure of the Company’s financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of EBITDA is different than the calculations used by other entities.

The table below provides a reconciliation of EBITDA to net income:

	Three months ended March 31
In millions of dollars	2005	2004

EBITDA	$22.2	$34.1
Deduct:
Amortization	16.5	19.5
Operating income	5.7	14.6

Interest expense, net	7.2	10.0
Income tax expense	2.5	5.2
Net loss	$(4.0)	$(0.6)

2.
Revenue per available room (“RevPAR”) is calculated as room revenue divided by the number of room nights available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues relative to the number of room nights available. Investors and analysts also use it as a measure of the Company’s financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of RevPAR is different than the calculations used by other entities.

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)

ASSETS

	March 31	December 31
	2005	2004
	(Unaudited)
Current assets
Cash and cash equivalents	$66.4	$99.1
Accounts receivable	79.3	90.2
Inventory	14.6	15.5
Prepaid expenses and other	10.0	11.2

	170.3	216.0
Investments in partnerships and corporations	90.9	90.7

Investment in Legacy Hotels Real Estate Investment Trust	63.8	70.0

Non-hotel real estate	97.3	100.3

Property and equipment	1,437.8	1,435.5

Goodwill	162.8	162.8

Intangible assets (note 3)	272.8	245.0

Other assets and deferred charges (note 3)	115.3	82.3

	$2,411.0	$2,402.6

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$127.6	$123.9
Taxes payable	31.8	35.3
Dividends payable	-	4.6
Current portion of long-term debt	4.1	4.1
	163.5	167.9

Long-term debt	444.9	398.0

Other liabilities	98.4	95.7

Future income taxes	89.5	90.6

	796.3	752.2

Shareholders' Equity (note 4)	1,614.7	1,650.4

	$2,411.0	$2,402.6

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended March 31
	2005	2004

Revenues
Hotel ownership operations (note 6 (d))	$148.7	$155.4
Management operations	12.5	9.5
Real estate activities	7.5	3.3
	168.7	168.2
Other revenues from managed and franchised properties	10.6	8.9
	179.3	177.1

Expenses
Hotel ownership operations	117.9	114.3
Management operations	5.7	4.8
Real estate activities	6.4	3.4
General and administrative	10.6	3.7
Amortization	16.5	19.5
	157.1	145.7
Other expenses from managed and franchised properties	10.6	9.1
	167.7	154.8
Loss from equity investments	(5.9)	(7.7)

Operating income	5.7	14.6

Interest expense, net	7.2	10.0

(Loss) income before income tax expense (recovery)	(1.5)	4.6

Income tax expense (recovery)
Current	4.3	2.9
Future	(1.8)	2.3
	2.5	5.2

Net loss	$(4.0)	$(0.6)

Weighted average number of common shares outstanding (in millions) (note 4)
Basic	75.9	79.1
Diluted	76.9	79.9

Basic loss per common share	$(0.05)	$(0.01)
Diluted loss per common share	$(0.05)	$(0.01)

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended March 31
	2005	2004
Cash provided by (used in)

Operating activities
Net loss	$(4.0)	$(0.6)
Items not affecting cash
Amortization of property and equipment	15.8	18.8
Amortization of intangible assets	0.7	0.7
Loss from equity investments	5.9	7.7
Future income taxes	(1.8)	2.3
Unrealized foreign exchange gain	(0.2)	-
Other	0.4	2.5
Distributions	1.7	-
Changes in non-hotel real estate	3.0	(0.2)
Changes in non-cash working capital items (note 5)	13.2	9.0

	34.7	40.2
Investing activities
Additions to property and equipment	(26.6)	(19.8)
Proceeds from sale of property and equipment	8.7	-
Investments in partnerships and corporations	(4.2)	-
Collection of loans receivable	-	8.8
Issuance of loans receivable	(31.6)	(5.0)
Investments in intangible assets	(22.8)	-

	(76.5)	(16.0)
Financing activities
Issuance of long-term debt	48.6	79.9
Repayment of long-term debt	(3.5)	(63.6)
Issuance of common shares	1.4	0.3
Repurchase of common shares	(32.8)	-
Dividends paid	(4.6)	(3.2)

	9.1	13.4

Effect of exchange rate changes on cash	-	(0.1)

(Decrease) increase in cash	(32.7)	37.5

Cash and cash equivalents - beginning of period	99.1	31.7

Cash and cash equivalents - end of period	$66.4	$69.2

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended March 31
	2005	2004

Balance - Beginning of period	$189.2	$78.1

Net loss	(4.0)	(0.6)

	185.2	77.5

Repurchase of common shares (note 4)	(20.5)	-

Balance - End of period	$164.7	$77.5

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.
Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") has operated and owned hotels and resorts for over 118 years and currently manages properties, principally under the Fairmont and Delta brands. As at March 31, 2005, FHR managed or franchised 83 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. ("Fairmont"), which as at March 31, 2005, managed 46 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 37 Canadian hotels and resorts as at March 31, 2005.

In addition to hotel and resort management, as at March 31, 2005, FHR had hotel ownership interests ranging from approximately 15% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy") as at March 31, 2005, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

Results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year. The income tax rate is also higher in the first quarter as hotels in non-taxable jurisdictions typically generate losses and certain equity investments usually produce losses without tax benefits.

2.
These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2004 audited consolidated financial statements, except as discussed below.

Liabilities and equity

On January 1, 2005, FHR adopted the Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on the Company's financial statements.

Determining whether an arrangement contains a lease

The Emerging Issues Committee recently issued Abstract 150, "Determining whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 if it enters into affected transactions commencing December 9, 2004. Adoption of this new standard did not have an impact on the Company's financial statements.

3.
In January 2005, FHR entered into a long-term contract to manage The Savoy in London, England. In 2004, FHR agreed to commit approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at March 31, 2005, FHR had funded $54.3 of the total commitment, of which $22.8 related to the management contract, and $31.5 related to a loan receivable, due in 2015 and bearing interest at 7.75%.

4.	Shareholders' equity

	March 31,	December 31,
	2005	2004

Common shares	$1,146.6	$1,163.1
Other equity	19.2	19.2
Treasury Stock	-	(5.6)
Contributed surplus	142.6	142.4
Foreign currency translation adjustments	141.6	142.1
Retained earnings	164.7	189.2

	$1,614.7	$1,650.4

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)
4.	Shareholders' equity (continued)

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended March 31
	2005	2004
	(in millions)
Weighted-average number of common shares outstanding - basic	75.9	79.1
Stock options (1)	1.0	0.8
Weighted-average number of common shares outstanding - diluted	76.9	79.9

(1) The calculation of diluted loss per common share for the three months ended March 31, 2005 and 2004 excludes stock options as the impact of these exercises would be anti-dilutive.
Effective October 24, 2004, FHR may repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR's discretion. Under the normal course issuer bid, FHR repurchased 1,026,000 shares in the first quarter (2004-nil). Also, an additional 166,100 shares that were classified as treasury stock at December 31, 2004, were cancelled in 2005. Total consideration relating to the repurchase amounted to $32.8, of which $15.3 was charged to common shares, $17.5 was charged to retained earnings. Of the $5.6 of treasury stock outstanding at December 31, 2004, $2.6 was reclassified to common shares and $3.0 to retained earnings in 2005. During the three months ended March 31, 2005, FHR issued 73,525 shares pursuant to the Key Employee Stock Option Plan of which $1.4 was credited to common shares for proceeds from options exercised. At March 31, 2005, 75,274,773 common shares were outstanding (2004 - 79,123,467).

During the three months ended March 31, 2005, 300,000 stock options were granted, and the cost of this stock-based compensation was based on the estimated fair value of these options. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted loss per share would have been:

	Three months ended March 31
	2005	2004

Reported net loss	$(4.0)	$(0.6)
Net loss assuming fair value method used	$(4.1)	$(0.7)

Assuming fair value method used
Basic loss per share	$(0.05)	$(0.01)
Diluted loss per share	$(0.05)	$(0.01)

5.	Changes in non-cash working capital:
	Three months ended March 31
	2005	2004
Decrease (increase) in current assets
Accounts receivable	$10.9	$0.7
Inventory	0.9	(0.4)
Prepaid expenses and other	1.2	1.0

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	3.7	5.8
Taxes payable	(3.5)	1.9

	$13.2	$9.0

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

6.	Segmented Information

FHR has five reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Results of individual properties have been aggregated into their respective reportable segments. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 23 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"), which management defines as income before interest, income taxes and amortization. EBITDA includes income from equity investments. Corporate general and administrative expenses, amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

	Three months ended March 31, 2005
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	Inter-segment elimination (a)	Total

Operating revenues (d)	$148.7	$-	$7.5	$14.8	$2.7	$-	$(5.0)	$168.7
Other revenues from managed and franchised properties	-	-	-	7.7	2.9	-	-	10.6
								179.3
Income (loss) from equity investments and other	1.1	(7.0)	-	-	-		-	(5.9)
EBITDA (b)	26.9	(7.0)	1.1	10.2	1.6	(10.6)	-	22.2
Total assets (c)	1,889.8	63.8	99.1	723.2	79.9	-	(444.8)	2,411.0
Capital expenditures	25.4	-	-	1.2	-	-	-	26.6

	Three months ended March 31, 2004
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	Inter-segment elimination (a)	Total

Operating revenues (d)	$155.4	$-	$3.3	$12.5	$2.5	$-	$(5.5)	$168.2
Other revenues from managed and franchised properties	-	-	-	6.5	2.4	-	-	8.9
								177.1
Loss from equity investments and other	(0.4)	(7.3)	-	-	-	-	-	(7.7)
EBITDA (b)	35.2	(7.3)	(0.1)	8.7	1.5	(3.7)	(0.2)	34.1
Total assets (c)	1,904.9	98.4	102.2	360.1	75.1	-	(17.8)	2,522.9
Capital expenditures	19.6	-	-	0.2	-	-	-	19.8

(a)   Operating revenues include management fees that are charged by Fairmont of $4.9 (2004 - $5.4) for the three months ended March 31, 2005 and Delta of $0.1 (2004 - $0.1) for the three months ended March 31, 2005, to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of inter-segment loans net of corporate assets.

(b) A reconciliation of aggregate EBITDA of the reportable segments to net loss is as follows:

	Three months ended March 31
	2005	2004

EBITDA	$22.2	$34.1
less: amortization	16.5	19.5
Operating Income	5.7	14.6
Interest expense, net	7.2	10.0
Income taxes	2.5	5.2

Net loss	$(4.0)	$(0.6)

(c) Hotel ownership assets include $90.3 (2004 - $88.3) of investments accounted for using the equity method.

(d) A breakdown of the Company's hotel ownership operations revenues are as follows:

	Three months ended March 31
	2005	2004

Rooms revenue	$80.3	$88.3
Food and beverage revenue	49.8	48.6
Other	18.6	18.5

	$148.7	$155.4

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

7.	FHR recorded pension and other post employment benefit expenses as follows:

	Three months ended March 31
	2005	2004

Pension	$0.4	$0.5
Other post-employment benefits	0.1	0.1

	$0.5	$0.6

8.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2005.

** Index of supplementary financial and operating information to follow **

Fairmont Hotels & Resorts Inc.

Fairmont Hotels & Resorts Inc.
Comparable operating statistics for hotel portfolio as of March 31, 2005

	Three months ended March 31
	2005	2004	Variance

OWNED HOTELS
Worldwide
14 properties/ 6,746 rooms
RevPAR	$128.41	$116.64	10.1%
ADR	202.22	189.14	6.9%
Occupancy	63.5%	61.7%	1.8 points

Canada
7 properties/ 3,336 rooms
RevPAR	$101.18	$93.86	7.8%
ADR	166.38	154.37	7.8%
Occupancy	60.8%	60.8%	-

U.S. and International
7 properties/ 3,410 rooms
RevPAR	$154.99	$138.33	12.0%
ADR	234.41	221.35	5.9%
Occupancy	66.1%	62.5%	3.6 points

FAIRMONT MANAGED HOTELS (1)
Worldwide
42 hotels/ 20,713 rooms
RevPAR	$120.47	$109.76	9.8%
ADR	196.23	178.90	9.7%
Occupancy	61.4%	61.4%	-

Canada
20 properties/ 10,095 rooms
RevPAR	$81.84	$75.18	8.9%
ADR	145.86	130.30	11.9%
Occupancy	56.1%	57.7%	(1.6) points

U.S. and International 22 properties/ 10,618 rooms
RevPAR	$156.34	$141.44	10.5%
ADR	235.81	218.58	7.9%
Occupancy	66.3%	64.7%	1.6 points

DELTA MANAGED HOTELS (1)
Worldwide
27 properties/ 8,175 rooms
RevPAR	$59.30	$53.98	9.9%
ADR	100.53	92.47	8.7%
Occupancy	59.0%	58.4%	0.6 points

(1) Includes hotels owned by Fairmont Hotels & Resorts Inc.

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Kea Lani Maui (sold July 2004); The Fairmont Glitter Bay (sold July 2004)

Fairmont Managed:	The Fairmont Southampton; The Fairmont Monte Carlo, The Savoy, A Fairmont Hotel

Delta Managed:	Delta Meadowvale and Delta franchised hotels

Fairmont Hotels & Resorts Inc.
2004 hotel ownership revenues and EBITDA adjusted for assets sales

	2004
Revenues	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In millions of US dollars)
Hotel ownership revenues adjusted for sold hotels	$131.1	$157.1	$176.8	$137.8	$602.8
Add: hotels sold	24.3	23.4	3.6	-	51.3

Hotel ownership revenues	$155.4	$180.5	$180.4	$137.8	$654.1

	2004
EBITDA	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In millions of US dollars)
Hotel ownership EBITDA adjusted for sold hotels	$25.4	$37.9	$54.2	$22.6	$140.1
Add: hotels sold	9.8	8.7	1.5	-	20.0

Hotel ownership EBITDA	35.2	46.6	55.7	22.6	160.1
EBITDA contribution (deduction) from other segments	(1.1)	15.9	7.8	(1.7)	20.9
Total EBITDA	34.1	62.5	63.5	20.9	181.0

Deduct (Add):
Amortization	19.5	18.0	16.8	19.6	73.9
Interest expense, net	10.0	9.0	6.7	7.4	33.1
Gain on sales of investments and hotels sales	-	-	(144.2)	0.5	(143.7)
Income tax expense (recovery), net	5.2	6.5	52.4	(2.2)	61.9

Net Income (loss)	$(0.6)	$29.0	$131.8	$(4.4)	$155.8

Fairmont Hotels & Resorts Inc.
2005 portfolio seasonality information

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2005 quarterly EBITDA(1) range guidance			(In millions except tax rate information)
Low	7%	25%	41%	16%	$185
High	12%	30%	47%	22%	$195

Tax rate(2)	-	18%	27%	43%	30%

Notes:

(1)	Given the seasonality of FHR’s portfolio, the information above provides insight into the estimated quarterly breakdown of FHR’s earnings.

(2)
The tax rate will be dependent upon the geographical source of earnings in any one quarter. Quarterly tax rates vary significantly throughout the year due to the seasonality of FHR's earnings and differing tax rates in various jurisdictions. In the first quarter, FHR’s hotels in non-taxable jurisdictions typically generate losses and equity investments usually produce non-taxable losses. This results in an unusually income tax rate in the first quarter.

Assumptions:

▪	The estimates above are based on the current portfolio and do not anticipate any acquisitions or dispositions.

▪	An exchange rate of C$1.25/U.S.$1.00 has been assumed for the year.

▪	Readers should note that the above information is qualified by the forward-looking statement outlined in the Company's public filings.

Fairmont Hotels & Resorts Inc.
Operating statistics for comparable hotels as of May 1, 2005

	First Quarter 2005	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Fourth Quarter 2004	2004 Full Year
OWNED HOTELS
Worldwide
RevPAR	$128.41	$116.64	$116.37	$138.53	$102.88	$118.63
ADR	202.22	189.14	184.22	207.65	180.19	190.85
Occupancy	63.5%	61.7%	63.2%	66.7%	57.1%	62.2%

Canada
RevPAR	$101.18	$93.86	$106.23	$173.78	$84.76	$114.93
ADR	166.38	154.37	156.93	220.81	149.14	174.01
Occupancy	60.8%	60.8%	67.7%	78.7%	56.8%	66.0%

U.S. & International
RevPAR	$154.99	$138.33	$126.12	$104.03	$120.60	$122.21
ADR	234.41	221.35	214.43	189.21	210.25	209.27
Occupancy	66.1%	62.5%	58.8%	55.0%	57.4%	58.4%

FAIRMONT MANAGED HOTELS(1)
Worldwide
RevPAR	$117.03	$106.02	$118.43	$128.73	$106.02	$114.85
ADR	191.61	174.35	175.85	189.01	177.85	179.50
Occupancy	61.1%	60.8%	67.3%	68.1%	59.6%	64.0%

Canada
RevPAR	$81.84	$75.18	$101.20	$137.64	$85.61	$100.18
ADR	145.86	130.30	146.22	184.41	144.21	153.43
Occupancy	56.1%	57.7%	69.2%	74.6%	59.4%	65.3%

U.S. & International
RevPAR	$152.37	$136.56	$135.75	$119.60	$126.67	$129.63
ADR	230.63	213.72	207.36	194.73	211.58	206.89
Occupancy	66.1%	63.9%	65.5%	61.4%	59.9%	62.7%

DELTA MANAGED HOTELS (1)
Worldwide
RevPAR	$59.30	$53.98	$65.43	$77.25	$60.95	$64.43
ADR	100.53	92.47	96.40	103.51	100.52	98.53
Occupancy	59.0%	58.4%	67.9%	74.6%	60.6%	65.4%

(1) Includes hotels owned by Fairmont Hotels & Resorts Inc.

The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Kea Lani Maui (sold July 2004); The Fairmont Glitter Bay (sold July 2004)

Fairmont Managed:	The Fairmont Southampton; The Fairmont Monte Carlo, The Savoy, A Fairmont Hotel, The Plaza

Delta Managed:	Delta Meadowvale and Delta franchised hotels

v

Fairmont Hotels & Resorts Inc.
Summary of Hotel Portfolios

	At March 31
	2005	2004
OWNED HOTELS
Worldwide
No. of Properties	15	17
No. of Rooms	7,339	7,861

Canada
No. of Properties	7	7
No. of Rooms	3,336	3,336

U.S. and International
No. of Properties	8	10
No. of Rooms	4,003	4,525

FAIRMONT MANAGED HOTELS (1)
Worldwide
No. of Properties	46	44
No. of Rooms	22,511	21,182

Canada
No. of Properties	21	21
No. of Rooms	10,418	10,422

U.S. and International
No. of Properties	25	23
No. of Rooms	12,093	11,221

DELTA MANAGED HOTELS (1)
Worldwide
No. of Properties	37	39
No. of Rooms	11,042	11,451

(1) Includes hotels owned by Fairmont Hotels & Resorts Inc.

Contacts:	Denise Achonu
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com